

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2021

Alex McKean
Chief Financial Officer
GTX Corp
117 W. 9th Street, Suite 1214
Los Angeles, CA 90015

    Re: GTX Corp
       Form 10-K for the Fiscal Year Ended December 31, 2020
       File No. 000-53046

Dear Mr. McKean:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 33

1.   Please amend your filing to include management's conclusion on the effectiveness of your disclosures controls and procedures. Refer to Item 307 of Regulation S-K. We remind you that your amended filing should include updated Section 302 certifications that are currently dated and refer to the Form 10-K/A.

Management's Annual Report on Internal Control Over Financial Reporting, page 34

2.   In future annual filings, please specifically identify the COSO framework, for example - the 2013 framework, used in your evaluation of internal control over financial reporting.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Martin James, Senior Advisor, at 202-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing